UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Penn Octane Corporation
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
707573101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Cushing MLP Opportunity Fund I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		871,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		871,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	871,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,451,215

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,451,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,451,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,451,215

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,451,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,451,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,451,215

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,451,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,451,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 6 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “Fund”), Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP), a Texas limited partnership (“Swank Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Advisors, relating to Common Stock, par value $.01 (the “Common Stock”), of Penn Octane Corporation, a Delaware corporation (the “Issuer”).
This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Swank Advisors through the accounts of the Fund and certain other private funds and managed accounts (collectively, the “Swank Accounts”). The Fund may direct the vote and disposition of the 871,300 shares of Common Stock it holds directly. Swank Advisors serves as the investment adviser to the Fund and the Swank Accounts and may direct the vote and disposition of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts. Swank Capital serves as the general partner of Swank Advisors and may direct Swank Advisors to direct the vote and disposition of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts.
This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Penn Octane Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

77-530 Enfield Lane, Bldg. D Palm Desert, California 92211

Item 2(a)	Name of Person Filing.

Cushing MLP Opportunity Fund I, LP (the “Fund”), Swank Capital, L.L.C. (“Swank Capital”), Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP) (“Swank Advisors”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440 Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

The Fund is a limited partnership organized under the laws of the State of Delaware. Swank Capital is a limited liability company organized under the laws of the State of Texas. Swank Advisors is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Swank Advisors, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 (the “Common Stock”).

Item 2(e)	CUSIP Number.

707573101

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	The Fund is the beneficial owner of 871,300 shares of Common Stock. Swank Capital, Swank Advisors and Mr. Swank are the beneficial owners of 1,451,215 shares of Common Stock.

(b)
The Fund is the beneficial owner of 5.7% of the outstanding shares of Common Stock and Swank Capital, Swank Advisors and Mr. Swank are the beneficial owners of 9.4% of the outstanding shares of Common Stock. These percentages are determined by dividing 871,300 and 1,451,215, respectively, by 15,416,187, the number of shares of Common Stock issued and outstanding as of May 1, 2009, as reported in the Issuer’s most recent Form 10-Q filed on May 20, 2009.

(c)
The Fund may direct the vote and disposition of the 871,300 shares of Common Stock it holds directly. Swank Advisors, as the investment adviser to the Fund and the Swank Accounts, may direct the vote and disposition of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts. Swank Capital, as the general partner of Swank Advisors, may direct it to direct the vote and dispose of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 1,451,215 shares of Common Stock held by the Fund and the Swank Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2011, by and among the Fund, Swank Capital, Swank Advisors and Mr. Swank.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

CUSHING MLP OPPORTUNITY FUND I, LP
By:	Swank Energy Income Advisors, LP (n/k/a Cushing MLP Asset Management, LP), its investment adviser

By:	Swank Capital, L.L.C., its general partner

By:
Jerry V. Swank
Managing Member

SWANK CAPITAL, L.L.C.
By:
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP (N/K/A CUSHING MLP ASSET MANAGEMENT, LP)
By:	Swank Capital, L.L.C., its general partner

By:
Jerry V. Swank
Managing Member

Jerry V. Swank